

10035864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Gagnon Securities, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of Americas, 24th Floor
(No. and Street)

New York, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Susan E. DuMont (212) 554-5050
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2010 BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

SEC Mail Processing Section MAR 01 2010 Washington, DC 106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil J. Gagnon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC and Subsidiaries, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
Signature

President
Title

____
Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GAGNON SECURITIES, LLC AND SUBSIDIARIES

December 31, 2009



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gagnon Securities, LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gagnon Securities, LLC and Subsidiaries (the "Company") as of December 31, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Gagnon Securities, LLC and Subsidiaries as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 25, 2010

Gagnon Securities, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$ 17,999
Financial instruments owned, at fair value	4,680
Receivable from clearing broker	2,404,534
Fees receivable from managed funds	272,986
Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $2,142,799	242,817
Other assets	581,645
Total assets	$3,524,661

LIABILITIES AND MEMBERS' EQUITY

Employee compensation payable	$ 160,566
Accounts payable and accrued expenses	411,959
	572,525
Commitments	
Members' equity	3,668,955
Capital notes receivable from members	(716,819)
	2,952,136
Total liabilities and members' equity	$3,524,661

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

NOTE A - ORGANIZATION

Gagnon Securities, LLC and Subsidiaries (the "Company") is a registered broker-dealer and a registered Investment Advisor with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage and investment services to its clients. The Company clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC Rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The consolidated financial statements include the assets, liabilities and results of operations of Gagnon Investments, Inc. ("GII") and Gagnon Advisors, LLC ("GA"), both wholly owned subsidiaries of the Company. GII is the managing member of Gagnon Investment Associates LLC ("GIA"), an investment company of which the managing member of the Company, Neil J. Gagnon, is a member. GA is the investment manager of GIA, Gagnon Investment Associates Offshore, Ltd. ("GIA Offshore") and GIS Fund of Funds, LLC ("GIS"). All intercompany balances and transactions have been eliminated.

Proprietary securities transactions are recorded on a trade-date basis. Commission revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis.

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

NOTE B (continued)

The three levels of the fair value hierarchy are described below:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Financial instruments owned are stated at the Company's estimate of fair value. Factors generally considered in determining fair value include: (1) current operations; (2) current financial information; (3) original cost and holding period; (4) evaluation of business, management and financial plans; and (5) recently executed and planned financing transactions related to the investee companies. Such fair values were estimated by the Company in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, the Company's estimate of fair values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

NOTE B (continued)

Capital notes receivable from members related to the purchase of membership interests in the Company are classified as a debit in members' equity until paid.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

No provision has been made for federal or state income taxes since the taxable income or loss of the Company is to be included in the tax returns of the members. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The Company evaluates its uncertain tax positions using the provisions of FASB guidance. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

In July 2009, the FASB issued the Accounting Standards Codification (the "Codification"). The Codification became the source of authoritative US GAAP recognized by the FASB for nongovernmental entities. As a result, all of the Codification's content now carries the same level of authority, effectively superseding the hierarchy of generally accepted accounting principles previously issued. The new guidance was effective for the Company in 2009. The adoption of this new guidance did not have a material impact on the Company's financial statements.

NOTE C - FINANCIAL INSTRUMENTS OWNED

Investments that are not readily marketable are stated at the Company's estimate of fair value. At December 31, 2009, financial instruments owned, at fair value consist of investments in private companies and partnerships. The fair value of these financial has been estimated by the management of the Company in the absence of readily ascertainable market values. These investments are treated as nonallowable assets for regulatory net capital purposes and, accordingly, do not impact the Company's net capital.

NOTE C (continued)

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Investments in private companies and partnerships	$ -	$ -	$4,680	$4,680
	$ -	$ -	$4,680	$4,680

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Balance, December 31, 2008	$ 3,056,506
Realized and unrealized gains (losses), net	930,446
Purchases (sales), net	(3,982,272)
Balance, December 31, 2009	$ 4,680

NOTE D - TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

Pursuant to a clearing agreement, the Company's clearing broker, J.P. Morgan Clearing Corp. (formerly Bear Stearns Clearing Corp.), provides securities clearance, settlement and custodial services for the customers of the Company.

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

At December 31, 2009, the Company has cash held at the clearing broker of $1,968,114, which is included in receivable from clearing broker on the consolidated statement of financial condition. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts its business.

NOTE E - RELATED PARTY TRANSACTIONS

As the managing member of GIA, GII receives an incentive allocation of 20% of the net profits allocated to each GIA member's capital account. There was no incentive allocation received from GIA for the year ended December 31, 2009. In addition, GII is entitled to a performance fee of 20% of the net profits earned by GIA Offshore.

As an investment manager, GA receives a management fee of 0.75% per annum of the net asset value of GIA, a management fee of 0.75% per annum of the net asset value of GIA Offshore and a management fee of 1.5% per annum of the net asset value from GIS. At December 31, 2009, fees receivable from these managed funds was $272,986.

For the year ended December 31, 2009, the Company received a pass-through management fee from GagnonLee Management LLC ("GLM"), an investment manager in which the Company has a membership interest. As of December 31, 2009, receivable from GLM of $18,000 is included in other assets.

NOTE E (continued)

In addition, the Company provides certain administrative and research consulting services to certain entities that are affiliated with certain members of the Company. At December 31, 2009, receivable from these entities was $81,672, which is included in other assets.

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships.

NOTE F - COMMITMENTS

The Company is obligated under a noncancellable operating lease through 2015. In addition to base rent, the lease provides for the Company to pay certain expenses. Future aggregate minimum annual rent payments are approximately as follows:

Fiscal year	Minimum rental commitment
2010	$ 641,000
2011	652,000
2012	652,000
2013	652,000
2014	652,000
Thereafter	135,000
	$3,384,000

NOTE G - EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees. The Plan is funded entirely by the Company and contributions are made on a discretionary basis.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company had net capital of $1,832,769, which exceeded its requirement of $39,121 by $1,793,648.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 25, 2010, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO A COMPANY'S SIPC ASSESSMENT RECONCILIATION

GAGNON SECURITIES, LLC AND SUBSIDIARIES

December 31, 2009



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO A COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Gagnon Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Gagnon Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gagnon Securities, LLCs' compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). Gagnon Securities, LLC's management is responsible for the Gagnon Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective general ledger records (a copy of the check payable to SIPC) noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the FOCUS Income Statement schedule for the twelve months ended December 31, 2009 which was agreed to quarterly FOCUS reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related FOCUS Income Statement schedule for the twelve months ended December 31, 2009 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Gaswood Securities LLC
1370 6th Ave 24th Fl
New York, NY 10019
ATTN: Susan Dupont

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 14,141

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,991

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 863

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,854

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,854

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gaswood Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 24th day of February 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,955,029
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,293,256
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,005,172
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 249	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	249
Total deductions	2,298,677
2d. SIPC Net Operating Revenues	$ 5,656,352
2e. General Assessment @ .0025	$ 14,141 (to page 1 but not less than $150 minimum)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

GAGNON SECURITIES, LLC AND SUBSIDIARIES

December 31, 2009



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
Gagnon Securities, LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of Gagnon Securities, LLC and Subsidiaries (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees to prevent or detect misstatements on a timely basis in the normal course of performing their assigned functions. A *significant deficiency* is a deficiency, or a combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 25, 2010